Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation

Foresight Automotive Ltd.	Israel

Eye-Net Mobile Ltd.	Israel

Foresight Changzhou Automotive Ltd.	China